Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-115523

Aeolus Pharmaceuticals, Inc.

(f/k/a Incara Pharmaceuticals Corporation)

Prospectus Supplement No. 9 dated January 6, 2005

(To Prospectus dated May 27, 2004)

6,156,000 shares of common stock

This Prospectus Supplement supplements information contained in that certain Prospectus, dated May 27, 2004, as amended or supplemented, relating to the offer and sale by the selling stockholders listed in the Prospectus of up to 6,156,000 shares of common stock of Aeolus Pharmaceuticals, Inc. (f/k/a Incara Pharmaceuticals Corporation). This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

As a result of the name change, which was effective on July 16, 2004, our common stock is traded on the OTC Bulletin Board under the symbol “AOLS.”

Hiring of Chief Executive Officer

On January 6, 2005, we issued a press release and filed a Current Report on Form 8-K to announce the appointment of Richard P. Burgoon, Jr. as our Chief Executive Officer, effective January 5, 2005. We also reported the termination of James D. Crapo, M.D. as our Chief Executive Officer, effective December 31, 2004 upon the expiration of his six-month employment agreement. The following paragraphs are hereby added to the disclosure, to be inserted after the paragraph under the heading “Management - Executive Officers” on page 25 of the Prospectus:

Effective January 5, 2005, our Board of Directors appointed Richard P. Burgoon, Jr. as our Chief Executive Officer. Prior to Mr. Burgoon’s appointment, James D. Crapo, M.D., served as our Chief Executive Officer under a six-month contract that expired on December 31, 2004. During this time period, Dr. Crapo took a leave of absence as Chairman of the Department of Medicine at the National Jewish Medical and Research Center in Denver, Colorado. Dr. Crapo will now return to the National Jewish Medical and Research Center in Denver, Colorado.

Mr. Burgoon has been an executive within the biopharmaceutical industry for the majority of his 20-year career. He is a co-founder of Allon Therapeutics, Inc. (CDNX:NPC.V), a publicly-traded CNS-focused company headquartered in Vancouver BC, and GenSpera, Inc., a privately-held oncology-focused company headquartered in San Diego, California. Prior positions have included Senior Vice President, Operations and General Counsel to Arena Pharmaceuticals, Inc., (Nasdaq:ARNA) where he was recruited as part of the start-up management team, Director, Business Development in USA to Choongwae Pharma Corporation, South Korea’s largest publicly-traded pharmaceutical company, Senior Director to Cephalon, Inc. (Nasdaq:CEPH), and Intellectual Property Counsel to IDEC Pharmaceuticals (now, Biogen-IDEC; Nasdaq: BIIB). Mr. Burgoon, who completes his MBA from San Diego State University this year, earned his J.D. from the Franklin Pierce Law Center and undergraduate degrees in biology, psychology and political science from the University of California, Irvine.

Mr. Burgoon previously served on our Board of Directors from April 30 to June 30, 2004 and until June 30, 2004 was an employee of Xmark Asset Management, LLC, the sole manager of Goodnow Capital, L.L.P., which is our largest and controlling stockholder.

Pursuant to a letter agreement dated January 5, 2005, Mr. Burgoon will receive a signing bonus of $50,000 and be paid an annual salary of $200,000. In addition, Mr. Burgoon will be entitled to receive a cash bonus of $100,000 and a stock option on 250,000 shares of our common stock if during his employment we enter into a definitive agreement for an equity financing that raises at least $5 million, a partnership for the joint development or commercialization of any of our owned or in-licensed patent rights or the sale of our company. The letter agreement has no term and Mr. Burgoon’s employment with us is at will.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the original Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

The date of this Prospectus Supplement No. 9 is January 6, 2005.

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